REUNION INDUSTRIES, INC.
				11 STANWIX STREET - SUITE 1400
				    PITTSBURGH, PA 15222


June 7, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010
Attn: Mr. Terence O'Brien, Branch Chief

	RE: 	FILE NO 1-15739
		RESPONSE TO YOUR MAY 29 2007 LETTER

Dear Mr. O'Brien,

	This letter is written in response to the comments made to us in your letter dated May 29, 2007. Our responses are numbered to correspond to the numbers used in your comments letter and each response begins with a brief summary of your comment.

1. 	Consolidated Statements of Operations
	SEC COMMENT SUMMARY:
		In future filings, include gain from debt extinguishment below the operating profit line in accordance with Rule 5-03 of Regulation S-X


	REUNION RESPONSE:
		The Company believes that the confusion on this item stems from its use of the subtotal line referred to as "Operating profit", which, as noted in your letter, is not a required line item of Rule 5-03 of Regulation S-X. In future filings, in order to remove this confusion, the Company will no longer use the subtotal line called "Operating profit" but will use the words "Income or loss before interest and income taxes (and other appropriate items)".

2.	Controls and Procedures (Item 9A of Form 10-K)
	SEC COMMENT SUMMARY:
		In future filings, clearly state whether there were any changes in internal control over financial reporting during the last fiscal quarter that would materially affect internal control over financial reporting.

	REUNION RESPONSE:
		Although the Company feels that it has complied with the guidance in Item 308c of Regulation S-K, in future filings our disclosure will clearly state whether or not there was any change in internal control over financial reporting during the last fiscal quarter that would materially affect internal control over financial reporting.


Sincerely,
REUNION INDUSTRIES, INC.



By:/s/_John M. Froehlich
Chief Financial Officer



Copy:	Scott A. Junkin, Reid and Riege, P.C.
	Joseph Zarkowski, Mahoney Cohen & Company, CPA, P.C.


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